Filing Pursuant To Rule 425

of the Securities Act Of 1933, as amended

Filed By: F&M Bancorp

Subject Company: F&M Bancorp

Commission File No. 333-104793

This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003.

The following is a press release issued by F&M Bancorp on July 7, 2003

F&M Bancorp Announces

Mailing of Mercantile Bankshares Corporation Merger Materials

For Immediate Release

Frederick, Maryland July 7, 2003

F&M Bancorp (Nasdaq: FMBN) today announced that in accordance with its merger agreement with Mercantile Bankshares Corporation (Nasdaq: MRBK), proxy materials relating to a special meeting of stockholders to be held on August 6, 2003 for purposes of approving the proposed merger have been mailed today to F&M Bancorp stockholders of record on June 27, 2003. The package of materials also includes forms for F&M Bancorp stockholders to elect to receive cash, shares of Mercantile Bankshares Corporation common stock, or both, as merger consideration. Shareholders who do not receive merger consideration election materials within a reasonable period of time, as well as persons who become holders of F&M Bancorp common stock after June 27, may contact the Exchange Agent, American Stock Transfer & Trust Company, at 1-877-248-6417 (toll free), to request a copy of the election materials. Beneficial owners will receive such materials from their nominee holders and should contact their nominee holders if they do not receive such materials within a reasonable period of time. The deadline for returning forms to elect the type of merger consideration a stockholder wishes to receive is 5:00 P.M., New York City Time, on August 11, 2003.

F&M Bancorp, with assets in excess of $2 billion, is a bank holding company headquartered in Frederick, Md. Farmers & Mechanics Bank and its affiliate, Home Federal, operate 48 banking offices in Frederick County and six contiguous counties.

In connection with the proposed transaction, F&M Bancorp and Mercantile have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and

security holders are advised to read the proxy statement/prospectus, because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by F&M Bancorp and Mercantile with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M Bancorp by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M Bancorp’s website at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 237-5900.